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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

CoStar Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
22160N 10 9
(CUSIP Number)
Jonathan Coleman, Esq.
General Counsel
CoStar Group, Inc.
2 Bethesda Metro Center, 10th Floor
Bethesda, Maryland 20814
(301) 215-8300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 11, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	22160N 10 9	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Michael R. Klein

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		929,553[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		929,553[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

929,553[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	Includes 12,500 shares of CoStar Group, Inc. Common Stock underlying currently exercisable options.

[2]	Percent of class based on 18,862,491 shares of Common Stock outstanding as of July 1, 2006, plus 12,500 shares of Common Stock underlying currently exercisable options beneficially owned by the reporting person.

CUSIP No. 22160N 10 9	13D	Page 3 of 6 Pages
Explanatory Note: Information set forth in this Explanatory Note and under each of the Items referenced below amends and supplements the information set forth in the Schedule 13D filed by Michael R. Klein (“Klein”) with the Securities and Exchange Commission on July 17, 1998 (the “Original 13D”), and amended on February 23, 2000 (collectively, the “Schedule 13D”). This Amendment No. 2 is filed (1) to reflect Klein’s current beneficial ownership of shares of CoStar Group, Inc. (the “Corporation”) common stock, par value $.01 per share (the “Common Stock”) (which aggregate beneficial ownership has declined from 1,825,051 shares to 929,553 shares of Common Stock since the last amendment to the Schedule 13D); (2) to report Klein’s (a) acquisition of beneficial ownership of Common Stock as a result of currently exercisable stock options and shares of restricted stock granted in connection with his services as a director and Chairman of the Board of Directors of the Corporation and (b) sales of Common Stock since the last amendment to the Schedule 13D, including, without limitation, sales in the aggregate of 100,000 shares of Common Stock by Klein from March 13 to March 29, 2006; and (3) to report that as of completion of such sales on March 29, 2006, Klein is no longer subject to the reporting requirements of Section 13(d) of the Exchange Act with respect to the Corporation. As a result of sales in open market transactions, by March 11, 2002, Klein’s beneficial ownership of Common Stock decreased from the amount reported in Amendment No. 1 to the Original 13D by approximately 1.3%, based on 15,720,883 shares of Common Stock outstanding as of March 15, 2002 as reported in the Corporation’s Form 10-K for the fiscal year ended December 31, 2001.
The change in Klein’s aggregate beneficial ownership is the result of: (1) Klein’s exercise of a warrant to purchase 45,450 shares of Common Stock resulting in a net issuance of 35,294 shares on February 23, 2000 (10,156 shares were cancelled in connection with cashless exercise); (2) grants by the Corporation to Klein under the Corporation’s equity incentive plan of 1,000 shares of restricted stock on September 28, 2001 and of 1,557 shares of restricted stock on October 7, 2005; (3) grants by the Corporation to Klein under the Corporation’s equity incentive plan of options to purchase up to 19,000 shares of Common Stock on various dates from September 28, 2001 to September 9, 2004 (options to purchase 12,500 shares are currently exercisable); (4) sales by Klein of an aggregate of 836,000 shares of Common Stock in open market transactions from October 31, 2000 through March 29, 2006; (5) a disposition by Klein of 49,903 shares as a gift on December 15, 2004; and (6) termination of Klein’s status as trustee with beneficial ownership of 14,496 shares previously held in trust by Klein and his wife for the benefit of Klein’s nieces. Klein continues to beneficially own 7,248 shares that are owned by Klein’s minor son who lives in the same household, and 7,248 shares that are held by Klein as trustee for his adult son.
The following specifically identified items or subsections, as the case may be, are amended and restated in their entirety.

Item 1.	Security and Issuer
     The class of equity securities to which this statement relates is the Common Stock of the Corporation. The Corporation’s principal executive office is 2 Bethesda Metro Center, 10th Floor, Bethesda, Maryland 20814.
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CUSIP No. 22160N 10 9	13D	Page 4 of 6 Pages

Item 2.	Identity and Background
(b)	The business address for Klein is 2001 K Street, N.W., Suite 206, Washington, D.C. 20006.

(c)	Klein is Chairman of the Board of Directors of The Sunlight Foundation. The Sunlight Foundation is a non-profit educational organization aimed at enabling citizens to learn more about what Congress is doing. The Sunlight Foundation’s principal address is 901 15th Street, N.W., Suite 350, Washington, D.C. 20005.

(d) & (e)	Klein has not been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Klein has not used any funds in connection with the acquisition of shares of Common Stock.

As described in the Original 13D, pursuant to an Agreement and Plan of Contribution, dated March 5, 1998 (the “Contribution Agreement”), Klein and all of the other investors in two related entities — Realty Information Group, L.P. (“RIGLP”) and Old RIG, Inc. (“RIGINC”) — agreed to exchange their partnership units in RIGLP and/or their shares of RIGINC for shares of Common Stock of the Corporation. On July 7, 1998, in connection with the initial public offering of 2,500,000 shares of Common Stock, Klein exchanged 16,685 units in RIGLP and 659,534 shares of RIGINC for 2,048,943 shares of Common Stock. Klein also possessed a warrant to purchase 15,000 shares of stock of RIGINC at a price equal to 90% of the initial public offering price of RIGINC; by its own terms, that warrant became a warrant to purchase 45,450 shares of Common Stock at $8.10 per share upon consummation of the Contribution agreement and the initial public offering. In addition, Klein currently has beneficial ownership of 14,496 shares of Common Stock which his sons received in exchange for 4,784 units of RIGLP.

Further, in connection with his contributions to the Corporation as a director and Chairman of the Board, Klein has been issued shares of restricted Common Stock and options to purchase shares of Common Stock. Klein currently holds 1,557 shares of restricted Common Stock and options that are currently exercisable to purchase up to 12,500 shares of Common Stock.
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CUSIP No. 22160N 10 9	13D	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer.
(a)	Klein is the beneficial owner of 929,553 shares of Common Stock, including (i) 7,248 shares owned by his minor son who lives in the same household, (ii) 7,248 shares held by him as trustee for his adult son, and (iii) currently exercisable options to purchase up to 12,500 shares of Common Stock. In aggregate, the foregoing shares of Common Stock and shares underlying currently exercisable options represent approximately 4.9% of the outstanding shares of Common Stock of the Corporation. For purposes of this Item, the percent of class is based on 18,862,491 shares of Common Stock outstanding as of July 1, 2006, plus 12,500 shares of Common Stock underlying currently exercisable options beneficially owned by the reporting person.

(b)	Klein has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 929,553 shares of Common Stock, including 12,500 shares underlying currently exercisable options.

(c)	None

(d)	Klein’s minor son may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 7,248 shares held in the son’s name for which Klein may currently be deemed to have beneficial ownership. Klein’s adult son may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 7,248 held in trust for such son and for which Klein serves as trustee.

(e)	Klein ceased to be the beneficial owner of more than five percent of the Corporation’s Common Stock after disposition of an aggregate of 100,000 shares of Common Stock in various sales in the open market from March 13, 2006 through March 29, 2006.
Signature Page Follows.
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CUSIP No. 22160N 10 9	13D	Page 6 of 6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 1, 2006

Date

/s/ Michael R. Klein

Signature

Michael R. Klein, Chairman
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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